Page 1 of 13


SEC 1746 (2-98)       Potential persons who are to respond to the
                      collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0145
Expires: October 31, 2002
Estimated average burden
hours per response. . . 14.9

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                         WorldPort Communications, Inc.
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                  98155 J 10 5
                                 (CUSIP Number)

                                Richard H. Siegel
                                Sturm Group, Inc.
               3033 East First Avenue, Suite 200, Denver, CO 80206
                                 (303) 394-5005
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 26, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. ss.240.13d-1(e), 17 C.F.R.
240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. ss.240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98155 J 10 5


           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                Hostmark World, LP

           2.   Check the Appropriate Box if a Member of a Group (See
                Instructions)
           (a)   [ ]
           (b)   [X]

           3.   SEC Use Only....................................................

           4.   Source of Funds (See Instructions)   OO

           5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)      [   ]

           6.   Citizenship or Place of Organization
                Delaware

--------------------------------------------------------------------------------
Number of
Shares               7.   Sole Voting Power                      - 0 -
Beneficially
Owned by
Each                 8.   Shared Voting Power                 3,717,500
Reporting
Person With
                     9.   Sole Dispositive Power                 - 0 -


                     10.  Shared Dispositive Power            3,717,500
--------------------------------------------------------------------------------

           11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,717,500

           12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

           13.  Percent of Class Represented by Amount in Row (11)
                9.8%

           14.  Type of Reporting Person (See Instructions)
                PN

CUSIP No. 98155 J 10 5

           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                Hostmark World GP, LLC

           2.   Check the Appropriate Box if a Member of a Group (See
                Instructions)
           (a)   [ ]
           (b)   [X]

           3.   SEC Use Only....................................................

           4.   Source of Funds (See Instructions)   AF

           5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)      [   ]

           6.   Citizenship or Place of Organization
                Delaware

--------------------------------------------------------------------------------
Number of
Shares              7.   Sole Voting Power                       - 0 -
Beneficially
Owned by
Each                8.   Shared Voting Power                 3,717,500
Reporting
Person With
                    9.   Sole Dispositive Power                  - 0 -


                    10.  Shared Dispositive Power            3,717,500
--------------------------------------------------------------------------------

           11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,717,500

           12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

           13.  Percent of Class Represented by Amount in Row (11)
                9.8%

           14.  Type of Reporting Person (See Instructions)
                OO  (limited liability company)

CUSIP No. 98155 J 10 5

           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                Hostmark World Holdings, LLC

           2.   Check the Appropriate Box if a Member of a Group (See
                Instructions)
           (a)   [ ]
           (b)   [X]

           3.   SEC Use Only....................................................

           4.   Source of Funds (See Instructions)   AF

           5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)      [   ]

           6.   Citizenship or Place of Organization
                Delaware

--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power                       - 0 -
Shares
Beneficially
Owned by            8.   Shared Voting Power                 3,717,500
Each
Reporting
Person With         9.   Sole Dispositive Power                  - 0 -


                    10.  Shared Dispositive Power            3,717,500
--------------------------------------------------------------------------------


           11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,717,500

           12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

           13.  Percent of Class Represented by Amount in Row (11)
                9.8%

           14.  Type of Reporting Person (See Instructions)
                OO  (limited liability company)

CUSIP No. 98155 J 10 5

           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                Sturm Hostmark Investors LLC

           2.   Check the Appropriate Box if a Member of a Group (See
                Instructions)
           (a)   [ ]
           (b)   [X]

           3.   SEC Use Only....................................................

           4.   Source of Funds (See Instructions)   AF

           5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)      [   ]

           6.   Citizenship or Place of Organization
                Delaware

--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power                       - 0 -
Shares
Beneficially
Owned by            8.   Shared Voting Power                 3,717,500
Each
Reporting
Person With         9.   Sole Dispositive Power                  - 0 -


                    10.  Shared Dispositive Power            3,717,500
------------------- ------------------------------------------------------------

           11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,717,500

           12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

           13.  Percent of Class Represented by Amount in Row (11)
                9.8%

           14.  Type of Reporting Person (See Instructions)
                OO  (limited liability company)

CUSIP No. 98155 J 10 5

           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                Sturm Investments LLC

           2.   Check the Appropriate Box if a Member of a Group (See
                Instructions)
           (a)   [   ]
           (b)   [X]

           3.   SEC Use Only....................................................

           4.   Source of Funds (See Instructions)   AF

           5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)      [   ]

           6.   Citizenship or Place of Organization
                Delaware

--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power                      - 0 -
Shares
Beneficially
Owned by            8.   Shared Voting Power                 3,717,500
Each
Reporting
Person With         9.   Sole Dispositive Power                  - 0 -


                    10.  Shared Dispositive Power            3,717,500
--------------------------------------------------------------------------------

           11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,717,500

           12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

           13.  Percent of Class Represented by Amount in Row (11)
                9.8%

           14.  Type of Reporting Person (See Instructions)
                OO  (limited liability company)

CUSIP No. 98155 J 10 5

           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                Donald L. Sturm

           2.   Check the Appropriate Box if a Member of a Group (See
                Instructions)
           (a)   [ ]
           (b)   [X]

           3.   SEC Use Only....................................................

           4.   Source of Funds (See Instructions)   AF

           5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)      [   ]

           6.   Citizenship or Place of Organization
                United States of America

------------------- ------------------------------------------------------------

Number of           7.   Sole Voting Power                       - 0 -
Shares
Beneficially
Owned by            8.   Shared Voting Power                 3,717,500
Each
Reporting
Person With         9.   Sole Dispositive Power                  - 0 -


                    10.  Shared Dispositive Power            3,717,500
--------------------------------------------------------------------------------

           11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,717,500

           12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

           13.  Percent of Class Represented by Amount in Row (11)
                9.8%

           14.  Type of Reporting Person (See Instructions)
                IN

Item 1.       Security and Issuer.

         This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Shares") of WorldPort Communications, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 975 Weiland Road, Suite 150, Buffalo Grove, Illinois 60089.

Item 2.       Identity and Background.

         (a) and (f) This Schedule 13D is filed on behalf of each of the following persons pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act") with respect to the Shares described in this
Schedule: Hostmark World, LP, a Delaware limited partnership, Hostmark World GP, LLC, a Delaware limited liability company, Hostmark World Holdings, LLC, a Delaware limited liability company, Sturm Hostmark Investors LLC, a Delaware limited liability company, Sturm Investments LLC, a Delaware limited liability company, and Donald L. Sturm, an individual citizen of the United States of America (the "Reporting Persons"). Each Reporting Person disavows that he or it is acting with any other Reporting Person(s) as a "group" under Section 13(d)(3) of the Act.

         The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k).

         (b) and (c) Immediately prior to the consummation of the transactions contemplated by the Agreement (as defined in Item 3 below), Hostmark World, LP was a holding company for several operating subsidiaries offering web hosting and related services in various countries in Europe. Hostmark World GP, LLC is the sole general partner of Hostmark World, LP. Hostmark World Holdings, LLC is the sole member and 100% owner of Hostmark World GP, LLC and is also the sole limited partner of Hostmark World, LP. Sturm Hostmark Investors LLC is an investment vehicle which is the majority owner of Hostmark World Holdings, LLC. Sturm Investments LLC is an investment vehicle which owns 100% of Sturm Hostmark Investors LLC. Donald L. Sturm is a private investor and the Chairman and Chief Executive Officer of Sturm Group, Inc., a private investment firm, and owns approximately 98.9% of Sturm Investments LLC. The principal business address for each of the Reporting Persons is c/o Sturm Group, Inc., 3033 East First Avenue, Suite 200, Denver, Colorado 80206.

         (d) and (e) During the last five years, none of the Reporting Persons nor any person affiliated with any of them has been (i) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors); or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

         Hostmark World, LP (the "Seller") and WorldPort Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (the "Purchaser"), entered into a Stock Purchase Agreement dated as of April 25, 2001 (the "Agreement"). Pursuant to the Agreement, Seller transferred to Purchaser all of the issued and outstanding shares of Hostmark World Limited, a private limited company formed under the laws of England and Wales, Hostmark AB, a company formed under the laws of Sweden, and Hostmark GmbH, a company formed under the laws of Germany (the "Subject Companies"), in exchange for up to 5,100,000 Shares. At the closing of the transaction on April 26, 2001, 4,100,000 Shares were issuable to Seller. 3,717,500 of these Shares were issued to Seller and, at Seller's direction, the remaining 382,500 Shares were issued to N M Rothschild & Sons Limited ("Rothschild") as a fee in connection with the transactions contemplated by the Agreement. Up to 1,000,000 additional Shares will be issued to Seller on or about April 26, 2002, subject to reduction upon exercise of Purchaser's indemnification rights under the Agreement (the "Additional Shares").

Item 4.       Purpose of Transaction.

         The purpose of the transaction was the disposition by Seller of the Subject Companies to Purchaser. The Shares acquired by Seller represented the purchase price for the Subject Companies.

         The Reporting Persons will obtain the Additional Shares on or about April 26, 2002 pursuant to the terms of the Agreement, subject to reduction upon exercise of Purchaser's indemnification rights under the Agreement.

         On April 25, 2001, Seller and The Heico Companies, L.L.C., a Delaware limited liability company ("Heico"), executed a Shareholders' Agreement which provides that Heico will nominate and vote its shares of the Company to elect Donald L. Sturm or another designee of Seller reasonably acceptable to Heico as a member of the Company's board of directors. The Shareholders' Agreement terminates on the earliest of (a) April 25, 2003; (b) the date on which Seller and its affiliates own less than 1,000,000 Shares; or (c) Seller or any of its Affiliates engages in a "competing activity" (as defined in the Shareholders' Agreement).

         On April 25, 2001, Seller, the Company and Rothschild entered into a Registration Rights Agreement, which provides that the Company will use reasonable efforts to file a registration statement covering the Shares received by Seller and Rothschild within 90 days of their issuance date, to have such registration statement declared effective within 150 days of their issuance date, and to cause the registration statement to remain effective until the earlier of (a) the date on which all of the Shares have been sold or (b) two years after the issuance date. The Registration Rights Agreement applies to both the 4,100,000 Shares already issued to Seller and Rothschild and the Additional Shares.

         On April 25, 2001, Seller and Rothschild entered into an Amendment Agreement, which provides that Rothschild will receive 382,500 of the 4,100,000 Shares issuable to Seller at the closing as a fee in connection with the transactions described herein.

         The Reporting Persons may decide to sell all or a portion of the Shares owned by them, or to purchase additional Shares in the future. The amount, timing and conditions of any such purchase or sale will depend upon the continuing assessment by the Reporting Persons of all relevant factors, including other business and investment opportunities available to the Reporting Persons, including opportunities to diversify their holdings, economic conditions generally and in the telecommunications business specifically, stock market conditions, the availability and nature of opportunities to dispose of or acquire Shares, and other plans and requirements of the Reporting Persons. Depending upon their assessment of these factors, and other factors that may arise in the future, the Reporting Persons may change their present intentions as stated above.

         Except as described herein, none of the Reporting Persons have any current plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)   Any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer.

         (a) and (b) The Reporting Persons estimate that there are currently 38,050,352 Shares outstanding (based upon 33,950,352 Shares outstanding as of March 22, 2001, as reported in the Company's Form 10-K filed on March 29, 2001, plus 4,100,000 Shares issued pursuant to the Agreement). The interest of each of the Reporting Persons in the Shares is as follows:

Hostmark World, LP

     Amount beneficially owned:                                                 3,717,500
     Percent of class:                                                                9.8%
     Number of shares as to which the person has:
         (i)    Sole power to vote or to direct the vote:                            - 0 -
         (ii)   Shared power to vote or to direct the vote:                     3,717,500
         (iii)  Sole power to dispose or to direct the disposition of:               - 0 -
         (iv)   Shared power to dispose or to direct the disposition of:        3,717,500

Hostmark World GP, LLC

     Amount beneficially owned:                                                 3,717,500
     Percent of class:                                                                9.8%
     Number of shares as to which the person has:
         (i)    Sole power to vote or to direct the vote:                            - 0 -
         (ii)   Shared power to vote or to direct the vote:                     3,717,500
         (iii)  Sole power to dispose or to direct the disposition of:               - 0 -
         (iv)   Shared power to dispose or to direct the disposition of:        3,717,500

Hostmark World Holdings, LLC

     Amount beneficially owned:                                                 3,717,500
     Percent of class:                                                                9.8%
     Number of shares as to which the person has:
         (i)    Sole power to vote or to direct the vote:                            - 0 -
         (ii)   Shared power to vote or to direct the vote:                     3,717,500
         (iii)  Sole power to dispose or to direct the disposition of:               - 0 -
         (iv)   Shared power to dispose or to direct the disposition of:        3,717,500

Sturm Hostmark Investors LLC

     Amount beneficially owned:                                                 3,717,500
     Percent of class:                                                                9.8%
     Number of shares as to which the person has:
         (i)    Sole power to vote or to direct the vote:                            - 0 -
         (ii)   Shared power to vote or to direct the vote:                     3,717,500
         (iii)  Sole power to dispose or to direct the disposition of:               - 0 -
         (iv)   Shared power to dispose or to direct the disposition of:        3,717,500

Sturm Investments LLC

     Amount beneficially owned:                                                 3,717,500
     Percent of class:                                                                9.8%
     Number of shares as to which the person has:
         (i)    Sole power to vote or to direct the vote:                            - 0 -
         (ii)   Shared power to vote or to direct the vote:                     3,717,500
         (iii)  Sole power to dispose or to direct the disposition of:               - 0 -
         (iv)   Shared power to dispose or to direct the disposition of:        3,717,500

Donald L. Sturm

     Amount beneficially owned:                                                 3,717,500
     Percent of class:                                                                9.8%
     Number of shares as to which the person has:
         (i)    Sole power to vote or to direct the vote:                            - 0 -
         (ii)   Shared power to vote or to direct the vote:                     3,717,500
         (iii)  Sole power to dispose or to direct the disposition of:               - 0 -
         (iv)   Shared power to dispose or to direct the disposition of:        3,717,500

         (c) Except as described herein, none of the Reporting Persons has effected any transactions in Shares during the past 60 days.

         (d) Each of the Reporting Persons affirms that, to the best of his or its knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On April 25, 2001, Seller and Heico entered into a Shareholders' Agreement, which provides that Heico will nominate and vote its shares of the Company to elect Donald L. Sturm or another designee of Seller reasonably acceptable to Heico as a member of the Company's board of directors. The Shareholders' Agreement terminates on the earliest of (a) April 25, 2003; (b) the date on which Purchaser and its affiliates own less than 1,000,000 Shares; or (c) Seller or any of its Affiliates engages in a "competing activity" (as defined in the Shareholders' Agreement).

         On April 25, 2001, Seller, the Company and Rothschild entered into a Registration Rights Agreement, which provides that the Company will use reasonable efforts to file a registration statement covering the Shares received by Seller and Rothschild within 90 days of their issuance date, to have such registration statement declared effective within 150 days of their issuance date, and to cause the registration statement to remain effective until the earlier of (a) the date on which all of the Shares have been sold or (b) two years after the issuance date. The Registration Rights Agreement applies to both the 4,100,000 Shares already issued to Seller and Rothschild and the Additional Shares.

         On April 25, 2001, Seller and Rothschild entered into an Amendment Agreement, which provides that Rothschild will receive 382,500 of the 4,100,000 Shares issuable to Seller at the closing as a fee in connection with the transactions described herein.

Item 7.       Material to be Filed as Exhibits.

         1. Stock Purchase Agreement dated as of April 25, 2001, by and between WorldPort Holdings, Inc. and Hostmark World, LP.

         2. Shareholders' Agreement dated as of April 25, 2001, by and between The Heico Companies, L.L.C. and Hostmark World, LP.

         3. Registration Rights Agreement dated as of April 25, 2001, by and among WorldPort Communications, Inc., Hostmark World, LP and N M Rothschild & Sons Limited.

         4. Amendment Agreement dated as of April 25, 2001, by and between Hostmark World, LP and N M Rothschild & Sons Limited.

Item 8.           Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Pursuant to Rule 13d-1(k) this Schedule 13D is filed jointly on behalf of each of Hostmark World, LP, Hostmark World GP, LLC, Hostmark World Holdings, LLC, Sturm Hostmark Investors LLC, Sturm Investments LLC and Donald L. Sturm.

         Dated:  May 4, 2001


HOSTMARK WORLD, LP                              HOSTMARK WORLD GP, LLC


By:      /s/ Richard H. Siegel                  By:      /s/ Richard H. Siegel
   --------------------------------                --------------------------
Name:    Richard H. Siegel                      Name:    Richard H. Siegel
Title:   Authorized Person                      Title:   Authorized Person


HOSTMARK WORLD HOLDINGS, LLC                    STURM HOSTMARK INVESTORS LLC


By:      /s/ Richard H. Siegel                  By:      /s/ Richard H. Siegel
   --------------------------------                ---------------------------
Name:    Richard H. Siegel                      Name:    Richard H. Siegel
Title:   Authorized Person                      Title:   Authorized Person


STURM INVESTMENTS LLC


By:      /s/ Richard H. Siegel                  /s/ Donald L. Sturm
   --------------------------------             -------------------
Name:    Richard H. Siegel                      Donald L. Sturm
Title:   Authorized Person



            Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001)